UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34975

IMRIS INC.
(Translation of registrant's name into English)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of IMRIS Inc. on Form F-10 (File No. 333-183820).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMRIS Inc.
(Registrant)

Date: August 7, 2014	By:	/s/ Kelly McNeill
_____________________________________
	Name:	Kelly McNeill
	Title:	Executive Vice President Finance and Administration & CFO

EXHIBIT INDEX

99.1	News Release Dated August 7, 2014 – IMRIS Reports Second Quarter 2014 Financial Results
99.2	Q2 2014 Interim Unaudited Consolidated Financial Statements
99.3	Q2 2014 Management Discussion and Analysis
99.4	Form 52-109F2 Certification of Interim Filings – CEO
99.5	Form 52-109F2 Certification of Interim Filings – CFO